

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2017

Via E-mail
Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Resource Partners, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

   Re: Alliance Resource Partners, L.P.
      Form 10-K for the Fiscal Year Ended December 31, 2016
      File No. 000-26823

Dear Mr. Craft:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Rufus Decker

            Rufus Decker
            Accounting Branch Chief
            Office of Beverages, Apparel and Mining